March 30, 2004

To our Shareholders:

     The year 2003 was a transition year for our industry and our Company. During the fourth quarter of 2003 the semiconductor industry began to emerge from its most severe downturn ever. I am pleased to report that Cimetrix successfully weathered the storm, while making steady progress towards its overall objectives.

In our last annual report to you, we identified several key goals that our Company and its management would aim to achieve. Our 2003 goals were as follows:

     -    Improve and increase operating profitability.

     - Continue to satisfy our expanded based of OEM customers and assist them in shipping machines with Cimetrix software.

     - Attain 13 new OEM design wins in 2003 to increase our customer base to 40, ensuring long-term royalty revenue streams.

     -    Introduce two new products applicable to our current customer base.

Improve and Increase Operating Profitability

     In the second half of 2002, it became clear that the semiconductor and electronics assembly industries were in the midst of their most severe economic downturns ever. It also was unclear to many experts as to when these industries would begin their recovery phase. Such unpredictability required stringent measures to ensure the long-term health and viability of our Company. To that end, we implemented a tough but necessary cost reduction program for 2003. Our aim was to keep our cost structure in line with business conditions, while retaining key personnel to continue providing excellent technical support, investment in research and development, and sales and marketing activities.



                               [Figure 1 Omitted]



     I can report that because of these efforts, we made significant progress towards improving our operating profitability during 2003. We reported total operating expenses for 2003 of $3.9M, which included a non-cash impairment loss of $313,000. In parallel, Cimetrix continued to aggressively market its software products to new customers. We were able to increase sales during 2003 to $3.3M [Figure 1]. This equated to a 12% increase in sales over the prior year, during a year in which most capital equipment companies experienced reduced sales year over year. The combination of these activities resulted in a loss from operations for 2003 of $592,000 (again, this included the impairment loss of $313,000), representing an 84% improvement from the prior year.

Continue to satisfy our expanded base of OEM customers and assist them in shipping machines with Cimetrix software

     Cimetrix continued to surpass its rivals in providing the most effective technical support to our OEM customers. During the course of the year, we received unsolicited messages from over half a dozen customers thanking us for the efforts of our technical support team. During a time when our customers' engineering departments were very lean, it is a testament to our technical support team's efforts that our customers would find time to convey a specific message of thanks. We believe this investment in technical support contributes significantly towards long term customer satisfaction. In 2003, seven of our major OEM customers shipped their first machines using Cimetrix software [Figure 2]. We expect this trend to continue and contribute to future runtime revenue as these customers ramp up their shipment levels.


                               [Figure 2 Omitted]


Attain 13 new major OEM design wins to increase our customer base to 40 and ensure long-term royalty revenue streams

     One of our goals in 2003 was to add 13 new OEM design wins. We gained eight design wins - five design wins short of our objective. While this is a disappointment, it does reflect the severity of the industry's downturn. However, one positive note to take from these results involves our win rate. We competed on 13 available major opportunities for new business in 2003, resulting in a win rate of over 60%. Of the eight design wins, three are new OEM customers considered to be "top tier" semiconductor accounts, all of which had previously implemented 300mm factory automation software solutions, but decided to convert to Cimetrix products. These design wins set the stage for future revenue growth by increasing our base of major OEM customers to 35 accounts [Figure 3].


                               [Figure 3 Omitted]



Introduce two new products applicable to our current customer base

     We launched two new products in 2003, both intended to increase our competitive edge and increase sales. CIM300Expert and CIMPortal were rolled out in the middle of the year. Our new CIM300Expert allows our customers to convert their equipment software to full 300mm compliance in as little as 6-8 weeks. This is an industry first. To be 300mm compliant in such a short time is possible because of the addition of the software modules handling the 200mm and 300mm graphical user interface (GUI), equipment front-end module (EFEM) and 300mm local and remote logic. This is achieved without requiring detailed knowledge of the 300mm SEMI standards. The CIM300Expert product is marketed primarily to new OEM customers and provides significant advantages to new machine development programs.

     The new CIMPortal product was developed as part of an R&D project with AMD. It aims to test the emerging SEMI EDA (Equipment Data Acquisition) standards in a production semiconductor fab. CIMPortal was installed in a production fab during the fourth quarter of 2003. It has already provided excellent information for Cimetrix with respect to its EDA product plans. This is a strong potential growth area for our company as the EDA standards attain industry acceptance. Cimetrix is now planning several versions of CIMPortal. One version will be marketed directly to its base of semiconductor OEM customers and a second version will be marketed to semiconductor IC manufacturers. We are not sure how fast the semiconductor industry will adopt the new EDA standards, but Cimetrix took an important step during 2003 to show our commitment to being a technology leader in this area.

Recovery and Growth in 2004

     The recovery of the semiconductor capital equipment market began in the latter half of last year and slowly increased pace toward the year-end. We expect the growth phase to continue throughout 2004. Many semiconductor analysts are predicting an increase in capital equipment spending for 2004 between 30-50%. This long awaited recovery, combined with the increase in the number of Cimetrix OEM customers, should contribute to a healthy increase in revenues. We have set our 2004 goals based on our progress in 2003, the industry recovery and our positioning as a technology leader. Our 2004 goals are as follows:

     - Return to profitability by posting positive net income.

     - Gain 12 new major OEM design wins.

     - Sustain our reputation as "best products in the industry".

     - Preserve our leadership in technical customer support.

     - Establish sales and support for Cimetrix products in Japan.


     We have positioned our Company to achieve these goals. We had several challenges during the protracted industry downturn. However, a good fourth quarter in 2003, coupled with evidence from our OEM customer base of increasing shipment levels, leads us to believe that we can achieve the goals outlined above. I believe we can return to profitability and generate cash from operations during 2004. We will remain committed to this end. On behalf of the directors, management and employees, we thank you for your support and patience during the lean years, and we look forward to reporting increasingly positive news in 2004.


Sincerely yours,


/S/ Robert H. Reback
--------------------
Robert H. Reback
President and Chief Executive Officer